03011487

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR - 3 2003 MAIL PROCESSING SECTION WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casimir Capital L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Poon — 212-986-8333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

90 Merrick Avenue	East Meadow	New York	11554
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Sands, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casimir Capital L.P., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO & President

Title

NY Notary Public #01 ZI 4907312
Exp. 10/5/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASIMIR CAPITAL L.P.

Financial Statements

December 31, 2002

CASIMIR CAPITAL L.P.

Financial Statements
Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES D. RAICH, CPA
NORMAN S. MALTER, CPA
LARRY WILK, CPA
GERARD NORTH, CPA
ELLIS A. ENDE, CPA
HOWARD P. TATZ, CPA
MICHAEL W. ALDERMAN, CPA
JAMES J. HULLSTRUNG, CPA
GLEN MALINGS, CPA
KEVIN MINOGUE, CPA
FRAN MARKUS, CPA
KENNETH LINDENBAUM, CPA

Independent Auditors' Report

To the Partners
Casimir Capital L.P.

We have audited the accompanying statement of financial condition of Casimir Capital L.P. as of December 31, 2002 and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casimir Capital L.P. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and to comply with the requirements of Rule 17a-5 of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
February 6, 2003

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2002

Assets	
Current Assets	
Cash and cash equivalents	$ 24,788
Receivable from clearing broker	235,480
Other receivables	87,730
Prepaid expenses	75,053
Deposits	28,091
Employee loans	18,923
	470,065
Fixed Assets	5,500
Less: Accumulated depreciation and amortization	550
	4,950
	$475,015
Liabilities and Partners' Capital	
Current Liabilities	
Accounts payable and accrued expenses	$ 27,506
Due to clearing broker	7,824
Loan payable	75,000
	110,330
Partners' Capital	364,685
	$475,015

See notes to financial statements.

CASIMIR CAPITAL L.P.

Statement of Operations
For the Year Ended December 31, 2002

Revenues	
Commissions	$2,438,387
Interest and fees	83,646
Other	8,900
	2,530,933
Expenses	
Employee compensation and benefits	1,485,739
Professional and consulting services	110,336
Occupancy	177,836
Brokerage, exchange and clearing charges	224,205
Other operating	546,018
	2,544,134
Net (Loss)	$ (13,201)

See notes to financial statements.

CASIMIR CAPITAL L.P.

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2002

	General Partner	*Limited Partners*	*Total*
Balance - December 31, 2001	$ 2,779	$275,107	$277,886
Capital contributions	1,000	99,000	100,000
Net (Loss)	(132)	(13,069)	(13,201)
Balance - December 31, 2002	$ 3,647	$361,038	$364,685

See notes to financial statements.

CASIMIR CAPITAL L.P.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities	
Net (loss)	$ (13,201)
Adjustments to reconcile net (loss) to net cash provided by (used for) operating activities:	
Depreciation	550
Changes in operating assets and liabilities	
(Increase) decrease in:	
Receivable from clearing broker	(22,814)
Prepaid expenses	(1,293)
Employee loans	(8,184)
Other receivables	(7,815)
Increase (decrease) in:	
Accounts payable and accrued expenses	(45,946)
Due to clearing broker	7,824
	(90,879)
Cash Flows from Investing Activities	
Purchase of fixed assets	(5,500)
Loan receivable advances	(75,000)
	(80,500)
Cash Flows from Financing Activities	
Proceeds from loans payable	75,000
Capital contributions from partners	100,000
	175,000
Increase in Cash	3,621
Cash and Cash Equivalents - beginning	21,167
Cash and Cash Equivalents - end	$ 24,788

See notes to financial statements.

1 - Organization and Business

Casimir Capital L.P. (the "Partnership") is engaged primarily in the retail brokerage business as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001.

The Partnership generates commission revenues by executing securities transactions for customers. The Partnership clears its securities transactions on a fully disclosed basis through Correspondent Services Corporation (the "Clearing Broker"), a subsidiary of UBS Paine Webber Inc., and an indirect, wholly-owned subsidiary of UBS AG.

The general partner of the Partnership is RFS LLC, a Delaware limited liability corporation. The net loss of the Partnership is allocated among the limited partners and the general partner in accordance with the percentage that the capital contributions of each partner bear to the sum of all capital contributions.

Limited partners do not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of their interest in the Partnership without the express written approval of the general partner.

2 - Summary of Significant Accounting Policies

a. ***Fixed Assets*** - Fixed assets are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which is five years.

b. ***Estimates*** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. ***Income Taxes*** - The Partnership is a limited partnership and, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Partnership is ordinarily subject to the New York City Unincorporated Business Tax ("UBT"), however, there was no UBT during the period due to the taxable loss from operations.

d. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Continued

e. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are quoted by the NASDAQ are recorded on a trade date basis. Commissions earned from other trading activities, primarily related to transfers of mutual fund shares, are recorded monthly and include transfers through the end of each month.

3 - Receivable and Payable to Clearing Broker

The clearing and depository operations for customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement. At December 31, 2002, the amount due from Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for the transactions of its customers, net of clearing expenses.

The amounts receivable from and payable to the Clearing Broker consist of the following:

	Receivable	*Payable*
Cash held in accounts at Clearing Broker	$222,761	$ -
Fees and commissions receivable	12,719	-
Debit balances in accounts at Clearing Broker	-	(7,824)
	$235,480	$(7,824)

The Partnership has agreed to idemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Partnership. At December 31, 2002, a reserve of $3,994 was established to cover such losses on certain accounts.

4 - Other Receivables

On November 13, 2002, the Partnership loaned $75,000 to an unrelated broker/dealer, at an interest rate of 6% per annum for a term of one year. Monthly payments of $7,950 will commence on February 12, 2003. Interest of $4,500 is calculated on the initial value of the outstanding principal. In addition, the Partnership made advances for certain office expenses which are payable on demand.

At December 31, 2002, *other receivables* is comprised of the following:

Loan Receivable	$ 75,000
Advances	12,730
	$ 87,730

5 - Fixed Assets

At December 31, 2002, fixed assets is comprised of the following:

Computer Equipment	$ 5,500
Less: Accumulated depreciation	550
	$ 4,950

For the year ended December 31, 2002, depreciation expense amounted to $550.

6 - Loan Payable - Related Parties

The managing principal advanced the Company $75,000 in December 2002. The advance is non-interest bearing and was repaid in January 2003.

7 - Commitments and Contingencies

The Partnership leases office space and various types of equipment (including furniture, computer and telecommunications equipment) under non-cancelable leases varying from one month to three years.

Rent expense for facilities usage was approximately $178,000 for the period.

At December 31, 2002, the Partnership's future minimum rental commitments based upon the terms (including escalation costs) under non-cancelable leases that have an initial or remaining term of one year or more amount to $77,840.

8 - Concentration

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of December 31, 2002, the Company's cash balances on deposit did not exceed the insured limits.

9 - Net Capital Requirements

The Partnership is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2002, the Partnership was in compliance with these requirements.

CASIMIR CAPITAL L.P.

Supplementary Information - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2002

Computation of Net Capital

Total Partners' Capital	$364,684
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Prepaid expenses	75,053
Deposits	28,091
Employee loans	18,923
Other receivables	87,730
Fixed assets - net	4,950
	214,747
Net capital before haircuts	149,937
Haircuts on securities	51
Net Capital	149,886
Net Capital Requirement (Minimum)	7,392
Excess Net Capital	$142,494

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Partnership's unaudited December 31, 2002 Part IIA FOCUS filing, as amended.

See independent auditors' report.

CASIMIR CAPITAL L.P.

Supplementary Information - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The provisions of Rule 15c3-3 are not applicable to the Partnership as of December 31, 2002 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

CHARLES D. RAICH, CPA
NORMAN S. MALTER, CPA
LARRY WILK, CPA
GERARD NORTH, CPA
ELLIS A. ENDE, CPA
HOWARD P. TATZ, CPA
MICHAEL W. ALDERMAN, CPA
JAMES J. HULLSTRUNG, CPA
GLEN MALINGS, CPA
KEVIN MINOGUE, CPA
FRAN MARKUS, CPA
KENNETH LINDENBAUM, CPA

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Partners
Casimir Capital L.P.

In planning and performing our audit of the financial statements of Casimir Capital L.P. (the "Partnership") for the year ended December 31, 2002, we considered the internal control structure, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures followed by the Partnership that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of the differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principals generally accepted in the United States of America. Rule 17a5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based in this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report recognizes that it is not practicable in an organization the size of the Partnership to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
February 6, 2003